DCP Midstream Partners, LP
370 17th Street, Suite 2775
Denver, Colorado 80202
December 5, 2007
Via EDGAR and Facsimile
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010

Attention:	H. Christopher Owings
Assistant Director

Re:	DCP Midstream Partners, LP
Registration Statement on Form S-3
File No. 333-146832
Filed October 22, 2007
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 14, 2007
File No. 1-32678
Dear Mr. Owings:
     Set forth below are the responses of DCP Midstream Partners, LP, a Delaware limited partnership (the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 21, 2007, with respect to the Company’s Form S-3 filed with the Commission on October 22, 2007, File No. 333-146832 (the “Registration Statement”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.
Form 10-K for the Fiscal Year Ended December 31, 2006
General
1.	We note the statement on page 35 and elsewhere that some officers of DCP Midstream, LLC provide services to you and devote significant time to the business of DCP Midstream, LLC. However, you state on page 133 that your general partner’s four executive officers and five additional employees are “solely dedicated to our operations and management.” Please tell us the allocation of time in percentage form that officers and directors devote to you as compared to your affiliates.

Response: The General Partner currently has an eight member board of directors and four executive officers. Of that eight member board, four board members meet the NYSE and SEC independence criteria under Section 303A.02 of the NYSE listing

Securities and Exchange Commission
December 5, 2007

standards and Section 10A(m)(3) of the Securities Act of 1934, as amended, and therefore devote 0% of their time to affiliates of the General Partner. Three non-independent board members are directors and officers of DCP Midstream, LLC and/or its parents and the fourth non-independent board member is the President and CEO of the General Partner. The chart below sets forth the names, titles and positions of the four non-independent directors and the executive officers of the General Partner as well as the percentage of time each devotes to the General Partner, DCP Midstream, LLC and its parents.

		Position with DCP		% of Time Devoted
Name & Title with	% of Time Devoted	Midstream, LLC	Position with one	to DCPM or its
the General Partner	to General Partner*	(“DCPM”)	of DCPM’s Parents	Parents*
Fred J. Fowler	**	Board Member	CEO & President,	95+	%
Chairman of the Board			Board Member of Spectra Energy Corp.

William H. Easter III	**	Chairman of the	None	95+	%
Board Member		Board, CEO & President

Sigmund Cornelius	**	Board Member	Senior Vice	95+	%
Board Member			President, Planning, Strategy & Corporate Affairs of ConocoPhillips

Mark A. Borer	90+ %	Group Vice	None	***
CEO & President Board Member		President, DCP Midstream Partners

Thomas E. Long	100%	None	None	0%
Vice President & CFO

Michael S. Richards	100%	None	None	0%
Vice President, General Counsel & Secretary

Greg K. Smith	100%	None	None	0%
Vice President, Business Development

*	Partnership estimate

**	Less than 5%

***	Less than 10%
Please note that at the time the statement on page 133 of our 2006 Form 10-K was written, the General Partner had four executive officers and five additional employees

Securities and Exchange Commission
December 5, 2007

that were “solely dedicated to our operations and management.” Since that time, we have had one employee resign and the remaining employees are “solely dedicated to our operations and management” with the exception of Mr. Mark A. Borer, the CEO & President of the General Partner. In October 2007, Mr. Borer took on additional corporate development duties on behalf of both the General Partner and DCP Midstream, LLC, which will result in a small percentage of his time being spent on matters that benefit DCP Midstream, LLC. See the Form 8-K for DCP Midstream Partners, LP filed on October 10, 2007 announcing this change.

Some officers of DCP Midstream, LLC not named above, who are not officers of the General Partner, provide services to us as a service provider under the Omnibus Agreement, however, the amount of time these officers devote to our operations is not significant.
Critical Accounting Policies and Estimates, page 59
2.	Please revise the discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the accounting policy disclosures in the financial statement footnotes. Discuss the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. Please provide us with a copy of the draft disclosure to appear in future filings.

Response: We evaluated the accounting policy disclosures in our financial statement footnotes to identify those policies that are subject to estimates or assumptions, which make our reported results susceptible to change. Below is our draft disclosure of critical accounting policies and estimates to appear in future filings:

Critical Accounting Policies and Estimates

Our financial statements reflect the selection and application of accounting policies that require management to make estimates and assumptions. We believe that the following are the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations. These accounting policies are described further in Note 2 of the Notes to Consolidated Financial Statements in Item 8. “Financial Statements and Supplementary Data.”

Securities and Exchange Commission
December 5, 2007

Effect if Actual
Results Differ from
Description	Judgments and Uncertainties	Assumptions
Inventories Inventories, which consist primarily of propane, are recorded at the lower of weighted-average cost or market value.	Judgment is required in determining the market value of inventory, as the geographic location impacts market prices, and quoted market prices may not be available for the particular location of our inventory.	If the market value of our inventory is lower than the cost, we may be exposed to losses that could be material. If propane prices were to decrease by 10% below our December 31, 2007 weighted-average cost, our net income would be affected by approximately $X.X million.

Goodwill
 Goodwill is the cost of an acquisition less the fair value of the net assets of the acquired business. We evaluate goodwill for impairment annually in the third quarter, and whenever events or changes in circumstances indicate it is more likely than not that the fair value of a reporting unit is less than its carrying amount.
	We determine fair value using widely accepted valuation techniques, namely discounted cash flow and market multiple analyses. These types of analyses require us to make assumptions and estimates regarding industry and economic factors and the profitability of future business strategies. It is our policy to conduct impairment testing based on our current business strategy in light of present industry and economic conditions, as well as future expectations.	In the third quarter of 2007, we completed our annual impairment testing of goodwill using the methodology described herein, and determined there was no impairment. If actual results are not consistent with our assumptions and estimates or our assumptions and estimates change due to new information, we may be exposed to a goodwill impairment charge. The carrying value of goodwill as of December 31, 2007 was $XX.X million.

Impairment of Long-Lived Assets
 We periodically evaluate whether the carrying value of long-lived assets has been impaired when circumstances indicate the carrying value of those assets may not be recoverable. This evaluation is based on undiscounted cash flow projections. The carrying amount is not recoverable if it exceeds the undiscounted sum of cash flows expected to result from the use and eventual disposition of the asset. If the carrying value is not recoverable, the impairment loss is measured as the excess of the asset’s carrying value over its fair value.
	Our impairment analyses may require management to apply judgment in estimating future cash flows as well as asset fair values, including forecasting useful lives of the assets, assessing the probability of differing estimated outcomes, and selecting the discount rate that reflects the risk inherent in future cash flows. We assess the fair value of long-lived assets using commonly accepted techniques, and may use more than one method, including, but not limited to, recent third party comparable sales, internally developed discounted cash flow analysis and analysis from outside advisors.	Using the impairment review methodology described herein, we have not recorded impairment charges during the year ended December 31, 2007. If actual results are not consistent with our assumptions and estimates or our assumptions and estimates change due to new information, we may be exposed to an impairment charge. The carrying value of our long-lived assets as of December 31, 2007 was $XX.X million.

Securities and Exchange Commission
December 5, 2007

Effect if Actual
Results Differ from
Description	Judgments and Uncertainties	Assumptions
Impairment of Equity Method Investments
 We evaluate our equity method investments for impairment whenever events or changes in circumstances indicate, in management’s judgment, that the carrying value of such investment may have experienced an other-than-temporary decline in value. When evidence of loss in value has occurred, we compare the estimated fair value of the investment to the carrying value of the investment to determine whether an impairment has occurred.
	Our impairment loss calculations require management to apply judgment in estimating future cash flows and asset fair values, including forecasting useful lives of the assets, assessing the probability of differing estimated outcomes, and selecting the discount rate that reflects the risk inherent in future cash flows. We must also evaluate whether the decline in value is other-than-temporary. We assess the fair value of our equity method investments using commonly accepted techniques, and may use more than one method, including, but not limited to, recent third party comparable sales, internally developed discounted cash flow analysis and analysis from outside advisors.	Using the impairment review methodology described herein, we have not recorded impairment charges during the year ended December 31, 2007. If the estimated fair value of our equity method investments is less than the carrying value and we consider the decline in value to be other than temporary, we would recognize an impairment loss for the excess of the carrying value over the estimated fair value. The carrying value of our equity method investments as of December 31, 2007 was $XX.X million.

Accounting for Risk Management and Hedging Activities and Financial Instruments
 Each derivative not qualifying for the normal purchases and normal sales exception is recorded on a gross basis in the consolidated balance sheets at its fair value as unrealized gains or unrealized losses on non-trading derivative and hedging instruments. Derivative assets and liabilities remain classified in our consolidated balance sheets as unrealized gains or unrealized losses on non-trading derivative and hedging instruments at fair value until the contractual settlement period impacts earnings. Values are adjusted to reflect the credit risk inherent in the transaction as well as the potential impact of liquidating open positions in an orderly manner over a reasonable time period under current conditions.
	When available, quoted market prices or prices obtained through external sources are used to determine a contract’s fair value. For contracts with a delivery location or duration for which quoted market prices are not available, fair value is determined based on pricing models developed primarily from historical and expected correlations with quoted market prices.	If our estimates of fair value are inaccurate, we may be exposed to losses or gains that could be material. A 10% difference in our estimated fair value of derivatives at December 31, 2007 would have affected net income by approximately $X.X million for the year ended December 31, 2007.

Securities and Exchange Commission
December 5, 2007

Effect if Actual
Results Differ from
Description	Judgments and Uncertainties	Assumptions
Accounting for Equity-Based Compensation
 Our long-term incentive plan permits for the grant of restricted units, phantom units, unit options and substitute awards. Equity-based compensation expense is recognized over the vesting period or service period of the related awards. We estimate the fair value of each award, and the number of awards that will ultimately vest, at the end of each period.
	Estimating the fair value of each award, the number of awards that will ultimately vest, and the forfeiture rate requires management to apply judgment to estimate the tenure of our employees and the achievement of certain performance targets over the performance period.	If actual results are not consistent with our assumptions and judgments or our assumptions and estimates change due to new information, we may experience material changes in compensation expense.

Accounting for Asset Retirement Obligations
 Asset retirement obligations associated with tangible long-lived assets are recorded at fair value in the period in which they are incurred, if a reasonable estimate of fair value can be made, and added to the carrying amount of the associated asset. This additional carrying amount is then depreciated over the life of the asset. The liability is determined using a risk free interest rate, and increases due to the passage of time based on the time value of money until the obligation is settled.
	Estimating the fair value of asset retirement obligations requires management to apply judgment to evaluate the necessary retirement activities, estimate the costs to perform those activities, including the timing and duration of potential future retirement activities, and estimate the risk free interest rate. When making these assumptions, we consider a number of factors, including historical retirement costs, the location and complexity of the asset and general economic conditions.	If actual results are not consistent with our assumptions and judgments or our assumptions and estimates change due to new information, we may experience material changes in our asset retirement obligations. Establishing an asset retirement obligation has no initial impact on net income. A 10% change in depreciation and accretion expense associated with our asset retirement obligations during the year ended December 31, 2007, would have affected net income by approximately $X.X million.

Securities and Exchange Commission
December 5, 2007

Financial Statements, page 82
Consolidated Statements of Cash Flows, page 88
3.	Please disclose your non-cash investing and financing activities. Refer to paragraph 32 of SFAS 95. Please provide us with a copy of the draft disclosure to appear in future filings.

Response: We disclosed our non-cash additions of property, plant and equipment in “Note 7. Property, Plant and Equipment,” on page 105 of our 2006 Form 10-K as follows: “In addition, property, plant and equipment includes $1.4 million, $1.1 million and $0.1 million of non-cash additions for the years ended December 31, 2006, 2005 and 2004, respectively.” We also disclosed non-cash accounts payable of $9.9 million related to the acquisition of our wholesale propane business in “Note 4. Acquisition,” on pages 97 and 98 of our 2006 Form 10-K as follows: “On November 1, 2006, we acquired our wholesale propane logistics business, from DCP Midstream, LLC for aggregate consideration consisting of approximately $82.9 million, which consisted of $77.3 million in cash ($9.9 million of which was paid in January 2007), and the issuance of 200,312 Class C units valued at approximately $5.6 million.” There were no other non-cash investing and financing activities significant for disclosure for the years ended December 31, 2006, 2005 or 2004.

Below is our draft disclosure on non-cash investing and financing activities, which we plan to present as a footnote in future filings:
XX.	Supplemental Cash Flow Information

Year Ended December 31,
	2007	2006	2005
($ in millions)
Cash paid for interest and income taxes:
Cash paid for interest expense, net of capitalized interest	$XX.X	$XX.X	$XX.X
Cash paid for income taxes	$XX.X	$XX.X	$XX.X

Non-cash investing and financing activities:
Non-cash additions of property, plant and equipment	$XX.X	$XX.X	$XX.X
Accounts payable related to acquisitions	$XX.X	$XX.X	$XX.X

Securities and Exchange Commission
December 5, 2007

Notes to Consolidated Financial Statements, page 89
4. Acquisition, page 97
4.	We note you acquired your wholesale propane logistics business from DCP Midstream, LLC for approximately $82.9 million. We also note this transaction represented a transfer of assets between entities under common control and therefore, was recorded as if the transfer occurred at the beginning of the period. Please reconcile for us the $56.7 million in net assets recorded for this transaction to the $69.6 million of net assets for the wholesale propane logistics business as of the beginning of the period.

Response: The acquisition of the wholesale propane logistics business from DCP Midstream, LLC was accounted for as a transfer of assets between entities under common control. In accordance with paragraph D12 of Statement of Financial Accounting Standards No. 141, Business Combinations, the receiving entity, DCP Midstream Partners, LP, initially recognized the assets and liabilities transferred at their carrying value in the accounts of DCP Midstream, LLC as of November 1, 2006, the date of transfer. The carrying value of the wholesale propane logistics business’ net assets as of November 1, 2006 was $56.7 million. In accordance with paragraph D17 of Statement No. 141, DCP Midstream Partners, LP presented its statement of financial position as though the transfer occurred at the beginning of the period, or December 31, 2005. The carrying value of the wholesale propane logistics business’ net assets at December 31, 2005, was $69.6 million. The change in carrying value between December 31, 2005 and November 1, 2006 of $12.9 million was comprised of net losses during the period of $2.3 million and changes in net parent advances of approximately $10.6 million. The changes in net parent advances were primarily driven by changes in working capital, partially offset by capital expenditures of the wholesale propane logistics business from December 31, 2005 to November 1, 2006. Please refer to our rollforward of Predecessor Equity presented in the Consolidated Statements of Changes in Partners’ Equity on page 87 of our 2006 Form 10-K.
5. Agreements and Transactions with Affiliates, page 100
5.	We note you transact business with subsidiaries and affiliates of DCP Midstream, LLC. Please tell us whether the table on page 104 includes transactions with subsidiaries and affiliates of DCP Midstream, LLC or whether the amounts represent only transactions with DCP Midstream, LLC. If the table does not include transactions with subsidiaries and affiliates of DCP Midstream, LLC, please expand the table to include such information. Please provide us with a copy of the draft disclosure to appear in future filings.

Response: The table on page 104 includes transactions with DCP Midstream, LLC and its subsidiaries and affiliates. To clarify this throughout the footnotes, we plan to include the following disclosure in future filings in “Note 1. Description of Business and Basis of Presentation”:

Securities and Exchange Commission
December 5, 2007

Our operations and activities are managed by our general partner, DCP Midstream GP, LP, which in turn is managed by its general partner, DCP Midstream GP, LLC, which we refer to as the General Partner, which is wholly-owned by DCP Midstream, LLC. DCP Midstream, LLC and its subsidiaries and affiliates, collectively referred to as DCP Midstream, LLC, is owned 50% by Spectra Energy Corp, or Spectra Energy, and 50% by ConocoPhillips.
Other Agreements and Transactions with DCP Midstream, LLC, page 102
6.	Your statement of operations indicates that you sell natural gas, propane, NGLs, and condensate to affiliates as well as purchase natural gas, propane and NGLs from affiliates. Based on information provided in this footnote, it appears that most of these affiliate revenues and affiliate purchases relate to contractual relationships regarding the Pelico system. Please provide us with more information regarding your contractual relationships around the Pelico system and your basis for recording revenues gross or net. In doing so, please tell us how revenues were recorded prior to the amendment made in February 2006 and the basis for your accounting treatment. Also tell us the specific item(s) which were amended in the agreement and its resultant impact on your previous accounting.

Response: Prior to the February 2006 Amendment, Pelico, a wholly-owned subsidiary of DCP Midstream Partners, LP (i.e. the Registrant) and DCP Midstream, LLC entered into a Master Gas/Purchase/Sales Agreement (the “Agreement”). Under the terms of the Agreement, Pelico contracted to purchase from DCP Midstream, LLC at the inlet of the Pelico system all gas that DCP Midstream, LLC purchased from third parties, to capture market differentials across the system and to balance the system. These purchases were priced at DCP Midstream, LLC’s weighted average purchase price including certain operational costs plus $0.02 per MMBtu. Pelico also contracted to sell at the outlet of the Pelico system all gas to DCP Midstream, LLC that DCP Midstream, LLC would sell to third parties. These sales were priced at DCP Midstream, LLC’s weighted average sales price less certain operational costs and $0.02 per MMBtu. Accordingly, Pelico is able to capture substantially all of the upside and is subject to substantially all of the risks associated with market differentials across its system. The Agreement allowed Pelico to contract with a marketer, DCP Midstream, LLC, which possessed customer relationships and contracts at both the inlet and outlet of Pelico. Under the terms of the Agreement, DCP Midstream, LLC was in effect acting as an agent for Pelico. Pelico could utilize other third party marketers to assist it in procuring upstream supply or making downstream sales. The terms of the Agreement met all of the Emerging Issues Task Force Issue (“EITF”) No. 99-19 Reporting Revenue Gross as a Principal versus Net as an Agent indicators of gross presentation with the exception that both Pelico and DCP Midstream, LLC shared in credit risk. Therefore, we believe that Pelico was acting as Principal in the transaction and gross presentation is appropriate. Furthermore, Pelico’s purchase and sales transactions with DCP Midstream, LLC were not entered into simultaneously and were not entered into at off-market terms.

Securities and Exchange Commission
December 5, 2007

The February 2006 Amendment to the Master Gas Purchase/Sales Agreement (the “Amendment”) changed the relationship between Pelico and DCP Midstream, LLC. Subsequent to the Amendment, the purchases and sales between DCP Midstream, LLC and Pelico at the inlet and outlet of the Pelico system to capture market differentials across the Pelico system are linked at the end of each month to determine the purchase and sales prices of these transactions. Purchases and sales to balance the system were largely unaffected by the Amendment. Prior to the Amendment, Pelico was able to capture substantially all of the upside and was exposed to substantially all of the risks associated with market differentials across the Pelico system as DCP Midstream, LLC was acting as an agent for Pelico. Subsequent to the Amendment, Pelico is acting as an agent for DCP Midstream, LLC. Pelico’s upside opportunity and downside risk are limited as its purchases from and sales to DCP Midstream, LLC related to these transactions are linked at the end of each month and the sales prices to DCP Midstream, LLC are based upon the Pelico purchase price from DCP Midstream, LLC, along with basis differentials at the inlet and outlet of the Pelico system. The margin realized by Pelico is limited to between $0.02 and $0.19 per MMBtu. As a result of the Amendment, we believe that under EITF 99-19 and EITF 04-13, Accounting for Purchases and Sales of Inventory with the Same Counterparty, net presentation of purchases and sales between Pelico and DCP Midstream, LLC related to capturing market differentials across the Pelico system is appropriate.
14. Equity-Based Compensation, page 113
7.	Please tell us and disclose how you value each of your equity-based instruments granted under your long-term incentive plan. Please include the method you use to estimate the fair value of the award and the assumptions used. Refer to paragraph A240.e. of SFAS 123(R). Please provide us with a copy of the draft disclosure to appear in future filings.

Response: We value our equity-based instruments granted under our long-term incentive plan using the closing common unit market price as reported by the New York Stock Exchange. Below is our draft disclosure describing our valuation methodology, which we plan to disclose in the Equity-Based Compensation section of our Summary of Significant Accounting Policies footnote in future filings:

Equity-Based Compensation — Equity classified stock-based compensation cost is measured at fair value, based on the closing common unit price at grant date, and is recognized as expense over the vesting period. Liability classified stock-based compensation cost is remeasured at each reporting date at fair value, based on the closing common unit price, and is recognized as expense over the requisite service period. Compensation expense for awards with graded vesting provisions is recognized on a straight-line basis over the requisite service period of each separately vesting portion of the award. Awards granted to non-employees for acquiring, or in conjunction with selling, goods and services, are measured at the estimated fair value of the goods or services, or the fair value of the award, whichever is more reliably measured.

Securities and Exchange Commission
December 5, 2007

19. Quarterly Financial Data (Unaudited), page 122
8.	We note your table presenting the consolidated results of operations excluding the wholesale propane logistics business combined with the table presenting the results of operations for the wholesale propane logistics business does not equal the table presenting the consolidated results of operations for the 2006 fourth quarter and total columns. Please advise or revise.

Response: In accordance with Item 302(a)(2) of Regulation S-K when data supplied pursuant to Item 302(a)(1) varies from amounts previously reported on the Form 10-Q the amounts are to be reconciled with those previously reported, and a reason for the difference should be described. We presented two additional tables to reconcile the amounts previously reported on Form 10-Q to the currently reported consolidated results, which reflect the “as-if” pooling presentation of the wholesale propane logistics business. Since we had not previously reported results for the fourth quarter of 2006, we did not disclose any amounts in the reconciliation.
Form 10-Q for the quarterly period ended September 30, 2007
Notes to Condensed Consolidated Financial Statements, page 19
Partnership Equity and Distributions, page 18
9.	We note you met the “second target distribution” in the first and second quarters of 2007 resulting in increased distributions to the general partner. These payments appear to have been classified as equity distributions in the periods of payment. Since the incentive distributions appear to contain an element of compensation for the general partner’s performance, please tell us what consideration, if any, was given to classify these payments as compensation to the general partner.

Response: The incentive distribution rights (“IDRs”) are a separate class of non voting limited partner interests in DCP Midstream Partners, LP (the “Partnership”) that were issued to the General Partner at the time of the Partnership’s formation in consideration for the contribution by the General Partner of assets to the Partnership. Section 2.23 of the Contribution, Conveyance and Assumption Agreement dated December 7, 2005 that relates to the formation of the Partnership and that is filed as Exhibit 10.3 to the Partnership’s Current Report on Form 8-K filed on December 12, 2005, provides that in exchange for the conveyance of certain assets by the General Partner to the Partnership, in addition to certain other consideration, the General Partner was issued the IDRs. Accordingly, distributions in respect of the IDRs reflect a return on the investment made by the General Partner in the Partnership in connection with its formation as opposed to compensation for services provided by the General Partner to the Partnership. This equity distribution reflects both the capital invested by the General Partner in the partnership and the risk taken by the General Partner in relation to that borne by the

Securities and Exchange Commission
December 5, 2007

limited partners — that is, (a) the General Partner, unlike the limited partners, generally bears potential liability for all Partnership obligations and (b) the General Partner or its affiliates received a significant portion of their equity investment in the Partnership in the form of subordinated units, which are subordinated to the common units in right of distributions to the extent that the Partnership is unable to make the full minimum quarterly distribution on all common units in any quarter during the subordination period. All of the subordinated units are owned by affiliates of the General Partner and represented 40.8% of the outstanding limited partner interests of the Partnership at the time of the Partnership’s formation. Thus, the General Partner bears a substantially disproportionate risk that the Partnership is unable to make quarterly distributions on its units.

Moreover, compensation of the Partnership’s management is covered by specific cost reimbursement provisions contained in the Partnership’s organizational documents. Section 7.4 of the Second Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”) of the Partnership provides for the only manner in which the General Partner is compensated for services provided to the Partnership. Section 7.4 provides that the General Partner shall be reimbursed for all direct and indirect expenses it incurs or payments it makes on behalf of the Partnership (including salary, bonus, incentive compensation and other amounts paid to any person to perform services for the Partnership in discharge of its duties to the Partnership) and all other expenses allocable to the Partnership or otherwise incurred by the General Partner in connection with operating the Partnership. The Omnibus Agreement dated as of December 7, 2005, (and subsequent amendments) which is filed as Exhibit 10.4 to the Partnership’s Current Report on Form 8-K filed on December 12, 2005, also provides for similar obligations of the Partnership to reimburse the General Partner and its affiliates for the provision of services to the Partnership. These reimbursements paid to the General Partner are expensed as they represent a portion of the general and administrative costs to operate the Partnership.

If distributions in respect of the IDRs were meant to serve as compensation for services provided by the General Partner to the Partnership, logic would dictate that (i) the General Partner would remain the holder of the IDRs and (ii) any successor general partner would not be required to pay consideration to obtain the IDRs from a prior General Partner. However, under the terms of the Partnership Agreement, there are a number of circumstances under which the continuing General Partner of the Partnership may not continue to own the IDRs. For example, after December 31, 2015 the IDRs are freely transferable to any person regardless of whether that person is or becomes a general partner or otherwise provides any services to the Partnership. Prior to December 31, 2015, the General Partner may transfer its incentive distribution rights to a third party with the consent of the Partnership’s unitholders. If the IDRs are sold as permitted by the Partnership Agreement, the General Partner will no longer be entitled to distributions in respect of the IDRs but will retain all of its obligations under the Partnership Agreement to manage and control the business and affairs of the Partnership and the purchaser will receive those distributions even though the purchaser provides no services to the Partnership.

Securities and Exchange Commission
December 5, 2007

Additionally, under the terms of the Partnership Agreement, if the General Partner is removed other than for cause and replaced with a successor general partner, the removed General Partner has the option to (i) retain the IDRs, in which case they will be converted into common units or (ii) sell the IDRs to the successor general partner for a cash payment equal to the fair market value of the IDRs. Under the terms of the Partnership Agreement, if the General Partner is removed for cause, the successor general partner is entitled to purchase the IDRs from the removed General Partner for a cash payment equal to the fair market value of the IDRs. Accordingly, the successor general partner is not necessarily assured of owning the IDRs following the removal of the removed General Partner. Furthermore, in situations where the successor general partner is entitled to obtain the IDRs, the successor general partner is required to pay the removed General Partner cash in an amount equal to the fair market value of the IDRs. In other words, the removed General Partner is entitled to the fair value of the expected future cash flow stream from the IDRs even though the removed General Partner is no longer obligated to provide any services to the Partnership and the successor general partner is required to pay for that cash flow stream even though the successor general partner will be responsible for continuing to manage the business and affairs of the Partnership.

For the foregoing reasons, we believe that payments related to IDRs are appropriately classified as equity distributions and not as compensatory payments for services.
     Please direct any questions or comments regarding the foregoing to me at (303) 633-2909 or Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Sincerely,
/s/ Mark A. Borer
Mark A. Borer
Chief Executive Officer

cc:	Douglas E. McWilliams, Vinson & Elkins L.L.P.